UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 001-40841

TDCX Inc.

750D Chai Chee Road,

#06-01/06 ESR BizPark @ Chai Chee

Singapore 469004

(65) 6309-1688

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ❑

TABLE OF CONTENTS

Exhibit 99.1	Press Release

Exhibit 99.2	Fourth Quarter and Full Year 2021 Results Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDCX INC.

By:	/s/ Laurent Junique
Name:	Laurent Junique
Title:	Executive Chairman and Chief Executive Officer

Date: March 9, 2022